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                              June 9, 2022

       Jesse Sutton
       Chief Executive Officer
       PishPosh, Inc.
       1915 Swarthmore Avenue
       Lakewood, New Jersey 08701

                                                        Re: PishPosh, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 13,
2022
                                                            CIK No. 0001611282

       Dear Mr. Sutton:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. Please disclose the basis for all of your assertions about your competitive position within your industry. If you
do not have appropriate independent support for a statement, please revise the language to
make clear that this is your belief based upon your experience in the industry, if true. In
this regard, we note your statement that "[s]ince its founding in 2015,
                                                        PishPosh has
established itself as a leading e-commerce platform with an extraordinarily engaged customer base
of middle- and upper-class mothers."
 Jesse Sutton
FirstName  LastNameJesse Sutton
PishPosh, Inc.
Comapany
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Risk Factors, page 11

2. We note your risk factor that your supply chain may be impacted by disruptions caused by COVID-19 and geopolitical conditions. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.
"We do not have an agreement for the use of our current fulfillment facility.", page 16

3. We note your disclosure that you do not have a contractual agreement with your fulfillment facility in Farmingdale, New Jersey and your risk factor regarding the same.
         Please revise to describe the terms of your arrangement with that facility.
"Geopolitical conditions, including trade disputes and direct or indirect acts of war or terrorism, could have an adverse effect...", page 19

4. We note your disclosure regarding Russia's invasion of Ukraine. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia's invasion of
         Ukraine. For example, discuss whether you have or expect to:
             suspend the production, purchase, sale or maintenance of certain items;
             experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion; or
             be exposed to supply chain risk in light of Russia's invasion of Ukraine and/or related geopolitical tension or have sought to "de-globalize" your supply chain.

         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
Capitalization, page 23

5. Please remove the "Accounts Payable" and "Accrued expenses and other current liabilities" line items.
Dilution, page 24

6. Please tell us how you computed net tangible book value (deficit) as of December 31,
         2021.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
25

7. We note that you have entered into two short-term promissory notes with a remaining outstanding balance of 1,025,000 as of December 31, 2021. To provide additional context
 Jesse Sutton
FirstName  LastNameJesse Sutton
PishPosh, Inc.
Comapany
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         for investors, discuss your ability to repay such indebtedness given the June 30, 2022 maturity date and your current cash flow position. In this regard, please discuss the source of funding for repayment of the outstanding balance.
Key Factors Affecting our Performance
Known Trends and Uncertainties
Inflation, page 27

8. We note your disclosure indicating that inflation could impact your profit margins. Please update this disclosure if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. To the extent material, please make conforming revisions to your Risk Factor section.
Results of Operations for the years ended December 31, 2021, and December 31, 2020, page 27

9. We note that you have experienced supply chain disruptions. In this regard, we note your disclosure that your decrease in net revenue was "primarily due to supply chain restraints." Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
10. As a related matter, please discuss whether supply chain disruptions materially affect your outlook or business goals.
Management, page 36

11. Please revise to disclose the required business experience background information for named executives, significant employees and directors. In this regard, please revise the disclosure related to Alon Benishai'an and include Menachem (Mark) Kahn. Refer to
         Item 401(e) of Regulation S-K.
Director Independence, page 37

12. We note your disclosure that the board of directors currently consists of four (4) persons and that Patrick White and Menachem (Mark) Kahn qualify as independent directors as defined under the rules of The Nasdaq Stock Market LLC. We also note that listing on
         Nasdaq is a condition to the offering. Please describe how you intend to comply with the
         Nasdaq Majority Independent Board requirement.
Statements of Comprehensive Loss, page F-4

13. We note that subsequent to the fiscal year-end you reorganized such that you are now subject to income tax. Please expand your statement of comprehensive loss to include pro forma tax and net loss amounts for fiscal year 2021 and subsequent interim periods to be
 Jesse Sutton
PishPosh, Inc.
June 9, 2022
Page 4
         presented in future amendments. The pro forma presentation should be based on statutory rates in effect for the respective periods. You are also encouraged to include such pro forma presentation for fiscal year 2020.
Note 3. Summary of Significant Accounting Policies
Basis of Presentation, page F-7

14. Reference is made to your disclosure that, "the Company may adopt accounting standards based on the effective dates for public entities." Please note that an issuer must comply with the transition provisions for all new or revised accounting standards in the same manner. You may not apply some new and revised financial accounting standards at the same date a non-EGC is required to comply, but defer the adoption of other standards. An
         EGC that has elected to take advantage of the extended transition period provision may early adopt a new or revised accounting standard if permitted by the standard. Please revise your disclosure.
Notes to Financial Statements, page F-7

15. Please include disaggregated revenue disclosures, or tell us why those disclosures are not applicable. Refer to ASC 606-10-50-5.
Note 8. Loan Payable, page F-12

16. Reference is made to your disclosures regarding the promissory notes on page F-12 and advances for purchases which were charged on credit cards owned by your Managing
         Member on page F-13. Please disclose the related interest rates charged.
General

17. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
18. We note your disclosure that "[y]our officers and directors own a substantial amount of
       [y]our Common Stock and, therefore, exercise significant control over [y]our corporate governance and affairs." Please tell us whether you will be a "controlled company" under exchange listing rules and, if so, describe the corporate governance exemptions on which you will be entitled to rely and the related risks to investors. FirstName LastNameJesse Sutton
19. Please revise your disclosure to ensure consistency throughout your filing. For
Comapany   NamePishPosh,
       example, we note yourInc.disclosure that you "ramped sales 50% YoY," however, we note a
June 9,decrease in 4revenue for your fiscal year ended December 31, 2021.
        2022 Page
FirstName LastName
 Jesse Sutton
FirstName  LastNameJesse Sutton
PishPosh, Inc.
Comapany
June 9, 2022NamePishPosh, Inc.
June 9,
Page  5 2022 Page 5
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       You may contact James Giugliano at 202-551-3319 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Louis Lombardo